Exhibit (a)(5)(k)

Media Release

Planegg/Munich, Germany, July 15, 2021

MorphoSys to Complete Transformational Acquisition of Constellation Pharmaceuticals, Bolstering Its Position in Hematology-Oncology

Company Announces Successful Completion of Tender Offer

Moves Forward with Strategic Funding Partnership with Royalty Pharma

MorphoSys AG (FSE: MOR; NASDAQ: MOR) (“MorphoSys”) today announced the successful completion of its previously announced cash tender offer for all outstanding shares of Constellation Pharmaceuticals, Inc. (NASDAQ: CNST) (“Constellation”) for $34.00 per share, net to the seller in cash, without interest and subject to any applicable withholding of taxes. The tender offer expired at one minute after 11:59 p.m. New York City Time, on July 14, 2021.

Approximately 42,811,957 shares of Constellation were validly tendered, and not validly withdrawn in the tender offer, representing approximately 89% of Constellation’s outstanding shares at the time of the expiration of the tender offer. In accordance with the terms of the merger agreement by and among Constellation, MorphoSys and MorphoSys Development Inc., all shares that were validly tendered and not validly withdrawn have been accepted for payment. MorphoSys will promptly complete its acquisition of Constellation through a second step merger of MorphoSys Development Inc. with and into Constellation resulting in Constellation surviving as an indirect wholly owned subsidiary of MorphoSys.

The merger is expected to close today before the start of trading on the NASDAQ market in the U.S., and Constellation shares will cease trading on The NASDAQ Global Select Market. The total equity value of the transaction is approximately $1.7 billion.

“We are pleased to welcome the Constellation team to MorphoSys. With Constellation’s high-potential product candidates, complementary R&D capabilities, and outstanding team, we can further advance our mission in the fight against cancer,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “This transformational acquisition bolsters our position in hematology-oncology and marks the beginning of an important next chapter in our company’s history.”

In connection with completing its acquisition of Constellation, MorphoSys has moved forward with a long-term strategic funding partnership with Royalty Pharma plc (“Royalty Pharma”). As previously announced, Royalty Pharma has made a $1.425 billion upfront payment to MorphoSys, supporting the financing of the transaction with Constellation and development of the combined pipeline. Royalty Pharma will also provide MorphoSys with access to up to $350 million in Development Funding Bonds with the flexibility to draw over a one-year period and will make additional payments of up to $150 million to MorphoSys upon reaching clinical, regulatory and commercial milestones for otilimab, gantenerumab and pelabresib. Royalty Pharma will have the rights to receive 100% of MorphoSys’ royalties on net sales of Tremfya®, 80% of future royalties and 100% of future milestone payments on otilimab, 60% of future royalties on gantenerumab, and 3% on future net sales of Constellation’s clinical stage assets (pelabresib and CPI-0209). With the completion of MorphoSys’ acquisition of Constellation, Royalty Pharma will invest $100 million in a cash capital increase of MorphoSys under an authorization to exclude subscription rights of existing shareholders. The new MorphoSys shares will be listed on the Frankfurt Stock Exchange.

As previously announced, MorphoSys will remain headquartered in Munich, Germany, and will maintain a significant commercial and R&D presence in Boston, Massachusetts, given the highly complementary nature of the companies’ respective R&D organizations.

MorphoSys will provide additional information regarding the combined company’s operations during the MorphoSys second quarter 2021 earnings call scheduled for July 29, 2021.

Advisors

Goldman Sachs Bank Europe SE acted as financial advisor to MorphoSys and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor. Centerview Partners LLC acted as financial advisor to Constellation and Wachtell, Lipton, Rosen & Katz as its legal advisor.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies which are developed by partners in different areas of unmet medical need. In 2017, Tremfya(R) (guselkumab)—developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis—became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (the “FDA”) granted accelerated approval of the company’s proprietary product Monjuvi(R) (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

Forward Looking Statements

This communication contains forward-looking statements related to MorphoSys, Constellation, the acquisition of Constellation by MorphoSys and the strategic funding partnership with Royalty Pharma (collectively, the “Transaction”) that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transaction and related matters, prospective performance and opportunities, post-closing operations and financing and the outlook for the companies’ businesses, including, without limitation, the ability of MorphoSys to advance Constellation’s product pipeline, including pelabresib (CPI-0610) and CPI-0209, FSI-174 and FSI-189; regulatory approval of pelabresib (CPI-0610) and CPI-0209 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the expected plans for financing the Transaction (including the strategic partnership and financing collaboration with Royalty Pharma); the ability to complete the Transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the merger; the successful integration of the Transaction and the ability to recognize the anticipated synergies and benefits of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities;

and other risks and uncertainties detailed from time to time in the parties’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, Form 20-F, and Form 6-K as well as the Schedule 14D-9 filed by Constellation and the Schedule TO and related tender offer documents filed by MorphoSys and MorphoSys Development Inc., an indirect wholly owned subsidiary of MorphoSys. All forward-looking statements are based on information currently available to MorphoSys and Constellation, and MorphoSys and Constellation assume no obligation and disclaim any intent to update any such forward-looking statements, except as required by law.

MorphoSys Contacts

Investor Contact

Dr. Julia Neugebauer

Senior Director

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@MorphoSys.com

Myles Clouston

Senior Director

Tel: +1 857-772-0240

myles.clouston@MorphoSys.com

Media Contact

Thomas Biegi

Vice President

Tel.: +49 (0)89 / 89927 26079

thomas.biegi@MorphoSys.com

Jeanette Bressi

Director, US Communications

Tel: +1 617-404-7816

jeanette.bressi@MorphoSys.com

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